

May 3, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY 10036

  Re: New Newscorp LLC
     Amendment No. 3 to Form 10-12B
     Filed April 11, 2013
     File No. 001-35769

Dear Mr. Murdoch:

  We have reviewed your responses to the comments in our letter dated April 18, 2013 and have the following additional comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 18

1. Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company's combined financial statements.

Unaudited Pro Forma Combined Financial Statements, page 49

Notes to the Unaudited Pro Forma Combined Financial Statements, page 54

2. We refer to footnote (e). Please revise to disclose how the adjustments to equity in the earnings of affiliates represented by footnote (e)(iii) were calculated or determined. Your revised disclosure should also clarify if the $(5) million and $26 million for the six

months ended December 31, 2012 and year ended June 30, 2012 include any related tax effect and should disclose the effective tax rates used to determine any tax effects.

Business, page 58

Equity Investments, page 68

3. We note the discussion of Foxtel's US GAAP results of operations for the six months ended December 31, 2012 that has been added on page 68. Given that the company owns a 50% interest in this entity and will only share in Foxtel's earnings to the extent of such ownership, please revise this discussion to also indicate what the company's share of the equity in earnings of this entity would be for the six months ended December 31, 2012.

Financial Statements, page F-1

Other

4. Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Amy Freed, Esq.